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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.______________)*

                            SENECA FOODS CORPORATION
                            ------------------------
                                (name of issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (title of class of securities)

                                   817070-50-1
                                   -----------
                                 (CUSIP number)

                              I. WISTAR MORRIS, III
                        C/O BOENNING & SCATTERGOOD, INC.
                            4 TOWER BRIDGE, SUITE 300
                              200 BARR HARBOR DRIVE
                      WEST CONSHOHOCKEN, PENNSYLVANIA 19428
                                  610-832-5271
                                  ------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 24, 2003
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.   817070501                                          PAGE 2 OF 4 PAGES

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     I. Wistar Morris, III
                     SS # ###-##-####
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
                         N/A
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS*

                         PF

________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                         Pennsylvania, U.S.

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF               60,700

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                           7,600
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING               60,700

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                         141,100

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         201,800

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         5.10%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

                         IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                                     page 3 of 4

                                  SCHEDULE 13D
                    FILED BY I. WISTAR MORRIS, III REGARDING
                  SENECA FOODS CORPORATION CLASS A COMMON STOCK

ITEM 1.  SECURITY AND ISSUER
         -------------------

         This statement relates to the common stock of Seneca Foods Corporation, (The "Company"). The Company's principal offices are located at 3736 South Main Street, Marion, NY 104505.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person"). The reporting person's business address is c/o Boenning and Scattergood, Inc., 4 Tower Bridge, Suite 300, 200 Barr Harbor Drive, West Conshohocken, Pennsylvania 19428. He is employed as a registered representative with Boenning & Scattergood, Inc., which is a NASD registered broker-dealer.

         During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

         The reporting person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         This schedule 13D covers 201,800 shares beneficially owned by Morris individually and through his immediate family. Of the 201,800 shares beneficially owned by Morris individually and through his immediate family, 60,700 shares are held in nominees' name for his benefit, 73,200 shares are held in nominee's name for the benefit of his wife, 60,000 shares are held in nominee's name for the benefit of his children and 7,600 shares are held in nominee's name for a Foundation in which Morris is co-trustee. The stock beneficially owned by Morris individually and through his immediate family was purchased with personal funds beginning in 1995, with the last purchase being made on 7-24-03.


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                                                                     page 4 of 4

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment.

         The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
         (j) of Item 4 of Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
        --------------------------------------

         Morris individually and through his immediate family beneficially owns 201,800 shares of Class A common stock of the Company, which based on the Company's 2004 Annual Report, represents approximately 5.10% of the outstanding common stock as of March 31, 2004.

         Morris has the sole voting power and the sole dispositive power over 60,700 shares held for his benefit in nominee name. He has no voting power but he has shared dispositive power with respect to the 73,200 shares held by his wife, in nominee name for her benefit and the 60,000 shares held in nominee name for the benefit of his children, as well as, the 7,600 shares registered in nominee name for a Foundation in which he is the co-trustee.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT
         TO SECURITIES OF THE ISSUER.
        ------------------------------------------------------------------------
         None.

ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS.
         ---------------------------------
           None.

         Signature.
         ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 12, 2004


-----------------------------------
I. Wistar Morris, III